Exhibit 99.6

TRADEMARK CROSS LICENSE AGREEMENT

This TRADEMARK CROSS LICENSE AGREEMENT (the “Agreement”) has been entered into as of February 1, 2021 (the “Effective Date”) by and between Verint Systems Inc. (“VSI”), a Delaware corporation and Cognyte Software Ltd. (“SpinCo”), an Israeli corporation. VSI and SpinCo may also be referred to individually as a “Party” or collectively as “Parties”.

RECITALS

WHEREAS, VSI and SpinCo have entered into this Agreement, and this Agreement will become effective, immediately prior to that certain Separation and Distribution Agreement dated as of February 1, 2021 (the “SDA”);

WHEREAS, in connection with the transactions contemplated by the SDA, VSI will grant to SpinCo a license to use certain trademarks, in accordance with the terms and restrictions set forth in this Agreement; and

WHEREAS, in connection with the transactions contemplated by the SDA, SpinCo will grant to VSI a license to use certain trademarks, in accordance with the terms and restrictions set forth in this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and the SDA, and other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

1.     DEFINITIONS

Unless otherwise defined below or in this Agreement, any capitalized term used in this Agreement shall have the meaning given to it in the SDA. In this Agreement:

1.1     “Controlled” means, with respect to any particular Trademark, having the power and authority, whether arising by ownership, license, or other authorization, to grant and authorize under such Trademark the license of the scope granted to the other Party under this Agreement without (i) requiring payment of any royalty or other amounts to a third party, and/or (ii) giving rise to any violation of the terms of any written agreement between the granting Party and any third party existing at the time such license first comes into effect hereunder.

1.2    “SpinCo Other Marks” means the Trademarks that are Controlled by SpinCo as of the Effective Date, after giving effect to the SDA, except for the SpinCo Transition Marks.

1.3    “SpinCo Transition Marks” means the “Actionable Intelligence” Trademarks identified on Exhibit A.

1.4    “Trademarks” means all trademarks, service marks, logos, trade dress, trade names, domain names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register and renewals of the foregoing anywhere in the world and all goodwill associated therewith.

1.5    “Use” means to use a certain Trademark, alone and in such combinations with other words, phrases, and logos that are in use in the ordinary conduct of a business.

1.6    “Used in the SpinCo Business” means Used in the SpinCo Business as of the Effective Date.

1.7    “Used in the VSI Business” means Used in the CES Business as of the Effective Date.

1.8    “VSI Other Marks” means the Trademarks that are Controlled by VSI as of the Effective Date, after giving effect to the SDA, except for the VSI Transition Marks.

1.9    “VSI Transition Marks” means the “Verint” and “Suntech Grupo Verint” Trademarks identified on Exhibit B.

2.     LICENSE GRANT FROM VSI TO SPINCO

2.1    License Grant.

(a)    VSI and its Affiliates hereby grant to SpinCo a non-exclusive, worldwide, non-transferable, sublicensable (as provided herein), royalty-free, and fully paid-up license to Use the VSI Transition Marks during the Term solely (i) as Used in the SpinCo Business, and/or (ii) for purposes of transitioning SpinCo to a separate business, independent of VSI, including transitioning promotional and marketing activities, stationery, business cards, or other general office, marketing, or similar items, provided that any such Use permitted by this Section 2.1(a) shall be in strict accordance with VSI’s trademark and branding policies in effect as of the Effective Date.

(b)    VSI and its Affiliates hereby grant to SpinCo a non-exclusive, worldwide, non-transferable, sublicensable (as provided herein), royalty-free, and fully paid-up license to Use the VSI Other Marks during the Term solely for purposes of transitioning SpinCo to a separate business, independent of VSI, including transitioning promotional and marketing activities, stationery, business cards, or other general office, marketing, or similar items, provided that any such Use permitted by this Section 2.1(b) shall be in strict accordance with VSI’s trademark and branding policies and practices in effect as of the Effective Date.

(c)    For the avoidance of doubt, the foregoing license grants shall be in addition to any licenses that may be granted under the other Ancillary Agreements or a separate commercial arrangement that may be entered into by the Parties.

2.2    Sublicenses.

(a)    SpinCo may sublicense any or all of the rights granted to SpinCo pursuant to Sections 2.1 and 2.2(b) to SpinCo’s Affiliates. Any sublicenses granted to SpinCo Affiliates shall be and remain subject to all of the restrictions, limitations, and obligations set forth in this Agreement.

(b)    SpinCo may grant sublicenses on customary terms of the rights granted under Section 2.1, subject to the limitations of the rights granted under Section 2.1, to its customers, distributors, resellers and/or end-users in connection with any products or services provided by SpinCo solely for the purpose of permitting such customers, distributors, resellers and/or end-users to resell, distribute or use such products or services in the ordinary course of business.

3.     LICENSE GRANT FROM SPINCO TO VSI

3.1    License Grant.

(a)    SpinCo and its Affiliates hereby grant to VSI and its Affiliates a non-exclusive, worldwide, non-transferable, sublicensable (as provided herein), royalty-free, and fully paid-up license to Use the SpinCo Transition Marks during the Term solely (i) as Used in the VSI Business, and/or (ii) for purposes of transitioning SpinCo to a separate business, independent of VSI, including transitioning promotional and marketing activities, stationery, business cards, or other general office, marketing, or similar items, provided that any such Use permitted by this Section 3.1(a) shall be in strict accordance with the VSI trademark and branding policies applicable to such SpinCo Transition Marks immediately prior to the Effective Date.

(b)    SpinCo and its Affiliates hereby grant to VSI and its Affiliates a non-exclusive, worldwide, non-transferable, sublicensable (as provided herein), royalty-free, and fully paid-up license to Use the SpinCo Other Marks during the Term solely for purposes of transitioning any of VSI’s products, services or other lines of business away from SpinCo, including transitioning promotional and marketing activities, stationery, business cards, or other general office, marketing, or similar items, provided that any such Use permitted by this Section 3.1(b) shall be in strict accordance with the VSI trademark and branding policies applicable to such SpinCo Other Marks immediately prior to the Effective Date.

(c)    VSI and its Affiliates may grant sublicenses on customary terms of the rights granted under this Section 3.1, subject to the limitations of the rights granted under this Section 3.1, to their customers, distributors, resellers and/or end-users in connection with any products or services provided by VSI or its Affiliates solely for the purpose of permitting such customers, distributors, resellers and/or end-users to resell, distribute or use such products or services in the ordinary course of business.

(d)    For the avoidance of doubt, the foregoing license grants shall be in addition to any licenses that may be granted under the other Ancillary Agreements or a separate commercial arrangement that may be entered into by the Parties.

4.     RESTRICTIONS; OWNERSHIP AND VALIDITY OF MARKS

4.1    Restrictions on SpinCo. SpinCo and its Affiliates shall not directly or indirectly: (a) use the VSI Other Marks or the VSI Transition Marks in any manner not specifically permitted under this Agreement without prior written approval by VSI; (b) use or register in any jurisdiction any Trademarks confusingly similar to, or consisting in whole or in part of, any VSI Other Marks or VSI Transition Marks; (c) register the VSI Other Marks or the VSI Transition Marks in any jurisdiction, without in each case the express prior written consent of VSI; and (d) do or cause to be done any act that disparages, disputes, attacks, challenges, impairs, dilutes, or in any way tends to harm the reputation or goodwill associated with VSI or its Affiliates or any of the VSI Other Marks or the VSI Transition Marks.

4.2    Restrictions on VSI. VSI and its Affiliates shall not directly or indirectly: (a) use the SpinCo Other Marks or the SpinCo Transition Marks in any manner not specifically permitted under this Agreement without prior written approval by SpinCo; (b) use or register in any jurisdiction any Trademarks confusingly similar to, or consisting in whole or in part of, any SpinCo Other Marks or SpinCo Transition Marks; (c) register the SpinCo Other Marks or the SpinCo Transition Marks in any jurisdiction, without in each case the express prior written consent of SpinCo; and (d) do or cause to be done any act that disparages, disputes, attacks, challenges, impairs, dilutes, or in any way tends to harm the reputation or goodwill associated with SpinCo or its Affiliates or any of the SpinCo Other Marks or the SpinCo Transition Marks.

4.3    Ownership and Validity of Marks. SpinCo acknowledges the validity, and VSI’s ownership, of the VSI Other Marks and the VSI Transition Marks and agrees that any and all goodwill, rights or interests that might be acquired by the use of the VSI Other Marks and the VSI Transition Marks by SpinCo shall inure to the sole benefit of VSI. VSI acknowledges the validity, and SpinCo’s ownership, of the SpinCo Other Marks and SpinCo Transition Marks and agrees that any and all goodwill, rights or interests that might be acquired by the use of the SpinCo Other Marks and the SpinCo Transition Marks by VSI shall inure to the sole benefit of SpinCo.

5.     TERM AND TERMINATION

5.1    Term. Unless earlier terminated by either Party in accordance with this Section 5, this Agreement and all rights and licenses granted hereunder shall commence on the Effective Date and shall continue for twelve (12) months (the “Term”).

5.2    Termination Rights.

(a)    Termination by Mutual Agreement. At any time, for any reason whatsoever, this Agreement may be terminated effective immediately upon the Parties’ mutual agreement.

(b)    Termination by Either Party. Either Party may terminate this Agreement by notice in writing to the other Party:

(i)    if such other Party is in breach of any of its material obligations hereunder (including any breach by SpinCo of any requirements of VSI’s trademark and branding policies and practices in effect as of the Effective Date, and fails to remedy such breach within thirty (30) days after receipt of a written notice giving particulars of the breach and requiring it to be remedied; or

(ii)    in the event that such other Party files a voluntary petition under the United States Bankruptcy Code or the insolvency laws of any state or any other jurisdiction; or has an involuntary petition filed against it under the United States Bankruptcy Code, is the subject of a similar filing under the bankruptcy or insolvency laws of any other jurisdiction, or a receiver is appointed for its business, unless such petition or appointment of a receiver is dismissed within sixty (60) days.

5.3    Effect of Termination or Expiration. Upon termination or expiration of this Agreement, all rights and licenses granted herein by VSI (and its Affiliates) to SpinCo will immediately terminate and SpinCo (and its Affiliates) shall cease all uses of the VSI Transition Marks and the VSI Other Marks to the extent such uses are within the control of SpinCo or its Affiliates. Upon termination or expiration of this Agreement, all rights and licenses granted herein by SpinCo (and its Affiliates) to VSI (or its Affiliates) will immediately terminate and VSI (and its Affiliates) shall cease all uses of the SpinCo Transition Marks and the SpinCo Other Marks to the extent such uses are within the control of VSI or its Affiliates.

6.     INDEMNIFICATION; ASSUMPTION OF RISK

6.1    Indemnification by SpinCo. SpinCo shall fully indemnify and hold harmless VSI and its Affiliates and their respective directors, officers, employees and agents (the “VSI Indemnified Parties”) from and against any and all losses, damages, liabilities, costs (including reasonable attorneys’ fees) and expenses (collectively, “Damages”) incurred by any such VSI Indemnified Party based on (i) any third party claim (a) arising out of or relating to SpinCo’s breach of this Agreement, or (b) alleging that any VSI Indemnified Party is responsible for any action by any SpinCo Indemnified Party (as defined in Section 6.2) by reason of such SpinCo Indemnified Party’s use of the VSI Other Marks or the VSI Transition Marks, solely to the extent such claim arises out of such use, and/or (ii) any Use by SpinCo, or SpinCo’s Affiliates, of the VSI Transition Marks or the VSI Other Marks in violation of this Agreement.

6.2    Indemnification by VSI. VSI shall fully indemnify and hold harmless SpinCo and its Affiliates and their respective directors, officers, employees and agents (the “SpinCo Indemnified Parties”) from and against any and all Damages incurred by any such VSI Indemnified Party based on (i) any third party claim (a) arising out of or relating to VSI’s breach of this Agreement, or (b) alleging that any SpinCo Indemnified Party is responsible for any action by any VSI Indemnified Party by reason of such VSI Indemnified Party’s use of the SpinCo Other Marks or the SpinCo Transition Marks, solely to the extent such claim arises out of such use, and/or (ii) any Use by VSI, or VSI’s Affiliates, of the SpinCo Transition Marks or the SpinCo Other Marks in violation of this Agreement.

6.3    Indemnity Procedures. Any indemnified Party submitting an indemnity claim under Section 6.1 or 6.2, as applicable (“Indemnified Party”), shall: (a) promptly notify the indemnifying Party under Section 6.1 or 6.2, as applicable (“Indemnifying Party”), of such claim in writing and furnish the Indemnifying Party with a copy of each communication, notice or other action relating to the event for which indemnity is sought; provided that no failure to provide such notice pursuant to this Section shall relieve the Indemnifying Party of its indemnification obligations, except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend or settle the claim; (b) give the Indemnifying Party the authority, information and assistance necessary to defend or settle such suit or proceeding in such a manner as the Indemnifying Party shall determine; and (c) give the Indemnifying Party sole control of the defense (including the right to select counsel, at the Indemnifying Party’s expense) and the sole right to compromise and settle such suit or proceeding; provided that, the Indemnifying Party shall not, without the written consent of the Indemnified Party, compromise or settle any suit or proceeding unless such compromise or settlement (i) is solely for monetary damages (for which the Indemnifying Party shall be responsible), (ii) does not impose injunctive or other equitable relief against the Indemnified Party, (iii) includes an unconditional release of the Indemnified Party from all liability on claims that are the subject matter of such proceeding, and (iv) does not require the Indemnified Party to perform or refrain from performing any action. Notwithstanding anything in this Section 6.3, with respect to any claim covered by Section 6.1 or 6.2, as applicable, the Indemnified Party (in its capacity as such) may participate in the defense at its own expense.

6.4    Consequential Damages. NO PARTY SHALL BE LIABLE TO ANY OTHER PARTY FOR ANY SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES OF THE OTHER PARTY IN CONNECTION WITH THIS AGREEMENT, EXCEPT IN CONNECTION WITH A BREACH OF SECTION 4, IT BEING UNDERSTOOD THAT A PARTY’S BREACH OF ITS INDEMNITY OBLIGATIONS HEREUNDER SHALL BE DIRECT DAMAGES REGARDLESS OF WHETHER THE DAMAGES CLAIM FOR WHICH INDEMNITY IS SOUGHT IS CHARACTERIZED AS SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL.

7.     MISCELLANEOUS

7.1    Reservation. All rights not expressly granted by a Party hereunder are reserved by such Party. Nothing contained herein shall be construed or interpreted as a grant, by implication or otherwise, of any licenses other than the licenses expressly set forth in Sections 2 and 3.

7.2    Section 365(n). (a) All rights and licenses granted under or pursuant to this Agreement are, and will otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of rights to “intellectual property” as defined under Section 101(35A) of the U.S. Bankruptcy Code and all intellectual property, proprietary information, and other materials licensed under this Agreement are, and shall be deemed to be, “embodiment(s)” of “intellectual property” for purposes of same; (b) the parties will retain and may fully exercise all of their respective rights and elections under the U.S. Bankruptcy Code; (c) the parties agree that each party, as a licensee of such rights under this Agreement, will retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code, and that upon commencement of a bankruptcy proceeding by or against the other party as licensor under the U.S. Bankruptcy Code, each party as a licensee will be entitled to a complete duplicate of or complete access to (as the licensee-party deems appropriate), any such intellectual property and all embodiments of such intellectual property; and (d) such intellectual property and all embodiments thereof will be promptly delivered to the licensee-party (i) upon any such commencement of a bankruptcy proceeding upon written request therefor by the licensee-party, unless the licensor-party elects to continue to perform all of its obligations under this Agreement or (ii) if not delivered under (i) above, upon the rejection of this Agreement by or on behalf of the licensor-party upon written request therefor by the licensee party. The foregoing is without prejudice to any rights a licensee-party may have arising under the U.S. Bankruptcy Code or other applicable Law. In the event either Party, or any of their respective Affiliates, is the subject of proceedings under the bankruptcy or insolvency laws of any jurisdiction other than the United States, all of the rights and licenses granted under or pursuant to this Agreement shall be characterized, to the greatest extent possible under the laws of such jurisdiction, as necessary to preserve the benefits, rights, and licenses granted to the licensee-party as set forth in this Agreement.

7.3    Counterparts; Entire Agreement; Corporate Power

(a)    This Agreement may be executed in one or more counterparts (including by facsimile, PDF or other electronic transmission), all of which will be considered one and the same agreement.

(b)    This Agreement, including the annexes hereto, contain the entire agreement between the Parties with respect to the subject matter hereof, and supersede all previous agreements, negotiations, discussions, writings, understandings, commitments and conversations with respect to such subject matter.

(c)    Each Party represents and warrants to the other Party as follows:

(i)    it has the requisite corporate or other power and authority and has taken all corporate or other action necessary in order to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby; and

(ii)    this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of it enforceable in accordance with the terms hereof.

7.4    Governing Law. This Agreement will be governed by and construed and interpreted in accordance with the Laws of the State of Delaware without regard to rules of conflicts of laws.

7.5    Binding Effect; Assignability. This Agreement will be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns; provided that no Party may assign any of its rights or assign or delegate any of its obligations under this Agreement without the express prior written consent of the other Party.

7.6    No Third-Party Beneficiaries. This Agreement is solely for the benefit of the Parties and their respective Subsidiaries, Affiliates, successors and assigns and will not be deemed to confer upon any other Person any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement. The Parties agree that each SpinCo Indemnified Party and VSI Indemnified Party who is not a party to this Agreement is an intended third party beneficiary of the indemnification provisions of this Agreement.

7.7    Notices. All notices, requests and other communications to any Party hereunder will be in writing and will be deemed given if delivered personally, emailed (which is confirmed) or sent by overnight courier (providing proof of delivery) to the Parties at the following addresses:

If to VSI, to:

Verint Systems Inc.

175 Broadhollow Road

Melville, New York 11747

Attention: Chief Administrative Officer

Email: peter.fante@verint.com

If to SpinCo to:

Cognyte Software Ltd.

33 Maskit

Herzliya Pituach 4673333

Israel

Attention: Ziv Levi, Chief Legal Officer

Email: ziv.levi@cognyte.com

A Party may, by notice to the other Party, change the address to which such notices are to be given. All such notices, requests and other communications will be deemed received on the date of actual receipt by the recipient thereof if received prior to 5:00 p.m. local time in the place of receipt and such day is a business day in the place of receipt. Otherwise, any such notice, request or communication will be deemed not to have been received until the next succeeding business day in the place of receipt.

7.8    Severability. If any provision of this Agreement or the application thereof to any Person or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof or the application of such provision to Persons or circumstances or in jurisdictions other than those as to which it has been held invalid, void or unenforceable, will remain in full force and effect and will in no way be affected, impaired or invalidated thereby. Upon such determination, the Parties will negotiate in good faith in an effort to agree upon such a suitable and equitable provision to effect, as closely as possible, the original intent of the Parties.

7.9    Headings. The article, section and paragraph headings contained in this Agreement are for reference purposes only and will not affect in any way the meaning or interpretation of this Agreement.

7.10    Waivers of Default; Remedies Cumulative. Waiver by a Party of any default by another Party of any provision of this Agreement will not be deemed a waiver by the waiving Party of any subsequent or other default, nor will it prejudice the rights of another Party. No failure or delay by a Party in exercising any right, power or privilege under this Agreement will operate as a waiver thereof, nor will a single or partial exercise thereof prejudice any other or further exercise thereof or the exercise of any other right, power or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

7.11    Amendments. No provisions of this Agreement may be waived, amended, supplemented or modified, unless such waiver, amendment, supplement or modification is in writing and signed by the authorized representative of the Party against whom it is sought to enforce such waiver, amendment, supplement or modification.

7.12    Interpretation. In this Agreement (a) words in the singular will be deemed to include the plural and vice versa and words of one gender will be deemed to include the other genders as the context requires; (b) the terms “hereof,” “herein,” and “herewith” and words of similar import will, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Annexes hereto) and not to any particular provision of this Agreement; (c) Annex, Article, Section, Schedule and Exhibit references are to the Annexes, Articles, Sections, Schedules and Exhibits to this Agreement unless otherwise specified; (d) unless otherwise stated, all references to any agreement (including this Agreement) will be deemed to include the exhibits, schedules and annexes to such agreement; (e) references to “$” will mean U.S. dollars; (f) the word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified; (g) the word “or” will not be exclusive; (h) unless otherwise specified in a particular case, the word “days” refers to calendar days;

(i) references to “written” or “in writing” include in electronic form; (j) references to “business day” will mean any day other than a Saturday, a Sunday or a day on which banking institutions are generally authorized or required by law to close in the United States or Israel, as the context requires; (k) references herein to this Agreement or any other agreement contemplated herein will be deemed to refer to this Agreement or such other agreement as of the date on which it is executed and as it may be amended, modified or supplemented thereafter, unless otherwise specified; and (l) unless expressly stated to the contrary in this Agreement, all references to “the date hereof,” “the date of this Agreement,” “hereby” and “hereupon” and words of similar import will all be references to the date set forth in the Preamble.

7.13    Mutual Drafting. This Agreement will be deemed to be the joint work product of the Parties, and any rule of construction that a document will be interpreted or construed against a drafter of such document will not be applicable.

[Signatures on Following Page]

The Parties hereby execute this Agreement as of the Effective Date.

Verint Systems Inc.		Cognyte Software Ltd.

By:	/s/ Douglas E. Robinson	By:	/s/ David Abadi
	Name: Douglas E. Robinson		Name: David Abadi
	Title: Chief Financial Officer		Title: Chief Financial Officer